Cohen & Steers Capital Management, Inc.

280 Park Avenue

New York, NY 10017

December 23, 2009

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Filing Desk

Re:	Cohen & Steers Asia Pacific Realty Shares, Inc.

(Registration Statement File Nos. 333-133538; 811-21894)

Ladies and Gentlemen:

On behalf of Cohen & Steers Asia Pacific Realty Shares, Inc. (the “Company”), attached is the Company’s Registration Statement on Form N-1A, filed pursuant to Rule 485APOS.

Any questions or communications should be directed to Tina M. Payne at 212-832-3232.

Very truly yours,

/s/ Lisa R. Savitzky
Lisa R. Savitzky
Legal & Compliance Associate